Exhibit 99.1

Name	American Depositary Shares	Ordinary Shares	Pre-Funded Warrants	First Pre-Funded Warrant	Second Pre-Funded Warrant
667, L.P.	120,036	1,585,054	1,383,352	2,299,656	2,299,656
Baker Brothers Life Sciences, L.P.	1,341,389	14,575,984	11,732,979	25,005,240	25,005,240
Total	1,461,425	16,161,038	13,116,331	27,304,896	27,304,896